Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 28, 2022, with respect to the financial statements of Founder SPAC contained in this proxy statement/consent solicitation statement/prospectus. We consent to the use of the aforementioned report in this proxy statement/consent solicitation statement/prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Dallas, Texas

June 24, 2022